Exhibit 99.1

Golden Star Announces Preliminary First Quarter 2014 Production Results

Toronto, ON - April 9, 2014 - Golden Star Resources Ltd ("Golden Star" or the "Company") today announces the preliminary production results for its Wassa and Bogoso mines for the three month period ended March 31, 2014.
In the first quarter of 2014, the Company sold a total of 65,811 ounces of gold at an average realized price of $1,292 per ounce. Of this, 34,838 ounces of gold were from Wassa and 30,974 ounces were from Bogoso. This lower production quarter is in line with the mine plan and as previously communicated to shareholders.
As of March 31, 2013, the Company had cash and cash equivalents balance of approximately $58 million after drawing down $10 million from the Ecobank term loan during the quarter. The Company has an additional $10 million available under the Ecobank term loan.
Sam Coetzer, President and CEO of Golden Star commented on these results as follows:
“This lower production quarter is in line with our new mine plan and was communicated to the market. However, after twelve months of investment, the pushbacks at Bogoso on schedule and the Wassa Main pit is fully established, so we look forward to the remainder of the year with confidence. Our production guidance therefore is unchanged at 295,000 - 320,000 ounces of gold at an average cash cost of between $950 - 1,000 per ounce.”
The Company plans to release its first quarter 2014 financial results on Wednesday, May 7, 2014, before market open. Management will host a call on that day at 10:00 am EDT. The Annual General and Special Meeting of shareholders will be held the following day, Thursday, May 8, 2014 at the offices of Fasken Martineau DuMoulin LLP 333 Bay Street, Suite 2400 Bay Adelaide Centre Toronto, Ontario at 2:00 pm EST.
Company Profile
Golden Star is an established gold mining company that holds a 90% interest in both the Wassa and Bogoso open-pit gold mines in Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana, which is currently undergoing permitting subsequent to a successful feasibility study completed in June 2013. In 2013, Golden Star sold 331,000 ounces of gold and the Company expects to produce 295,000 to 320,000 ounces of gold in 2014.
For further information on the Company, please visit www.gsr.com.

For further information, please contact:
Angela Parr
Investor Relations and Corporate Affairs
+1 416-583-3815
investor@gsr.com

150 King Street West | Sun Life Financial Tower | Suite 1200| Toronto ON M5H 1J9

Statements Regarding Forward-Looking Information
Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Such statements include: our production and financial guidance for 2014; the timing for completion of the pushbacks at Bogoso; the timing for releasing our financial results; and our mining and drilling plans. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ materially include timing of and unexpected events at the Wassa and/ or Bogoso processing plants; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals and permits; the availability and cost of electrical power; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; changes in U.S. and Canadian securities markets; and fluctuations in gold price and input costs and general economic conditions. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Annual Information Form for the year ended December 31, 2013. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results may vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent

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